

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2014

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

Re: **Century Communities, Inc.**
        Registration Statement on Form S-1
        Filed May 5, 2014
        File No. 333-195678

Dear Mr. Francescon:

We have reviewed your registration statement and have the following comments.

General

1.   Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 15

Risks Related to Our Business, page 15

We may incur a variety of costs to engage in future growth . . ., page 29

2.   Please revise this risk factor to address the specific risks resulting from your inability to realize the margins you expect from the recent LVLH acquisition, as discussed on page 63 under the "Outlook" heading.

Risks Related to Our Indebtedness, page 31

3.   We note in several risk factors, including "[w]e expect to use leverage in executing our business strategy . . ." on page 31 and in "[a]ccess to financing sources may not be available on favorable terms . . ." on page 32, that you have eliminated discussion of your current debt outstanding. We also note your disclosure beginning on page 11 regarding your intent to enter into a new senior unsecured revolving credit facility. Until such new credit facility is in place, your disclosure should reflect the current status of your indebtedness. Please update your disclosure as necessary.

Capitalization, page 45

4.   It appears to us that amounts presented as actual total common stock and additional paid-in capital, actual total capitalization, and pro forma total capitalization at December 31, 2013 are misstated. Please revise as appropriate.

Changes in Accountants, page 148

5.   We note that in the second paragraph of your disclosures you only refer to the year ended December 31, 2012. Since you should refer to the two most recent fiscal years, please revise your disclosures to comply with Items 304(a)(1)(i) and (iv) of Regulation S-K. Please also include an updated letter related to the revised disclosures from your former auditor.

Century Communities, Inc. Consolidated Financial Statements, page F-1

General

6.   We note your response to comment eight in our letter dated April 22, 2014; however, it appears to us you should disclose the terms of outstanding land and lot option agreements at each balance sheet date.

Note 22. Subsequent Events, page F-33

7.   Please identify the date through which subsequent events have been evaluated and whether the date is the date the financial statements were issued or available to be issued. Please refer to ASC 855-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc:	Via E-mail
	Mark J. Kelson, Greenberg Traurig, LLP
	William Wong, Greenberg Traurig, LLP